Exhibit 99.3

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

to accompany certificates / DRS Advice for

COMMON SHARES

of

PNI DIGITAL MEDIA INC.

pursuant to its proposed Plan of Arrangement

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates / DRS Advice for common shares (“Common Shares”) of PNI Digital Media Inc. (the “Company”) deposited in connection with the proposed arrangement (the “Arrangement”) involving the Company, Staples, Inc. (“Staples”) and Staples Canada Acquisition ULC. (the “Purchaser”), a wholly owned subsidiary of Staples. The Arrangement is being submitted for approval at the special meeting of the holders of Common Shares (“Shareholders”) to be held on July 8, 2014 or any adjournment(s) or postponement(s) thereof (the “Special Meeting”) as described in the management information circular of the Company dated June 4, 2014 (the “Circular”). Shareholders are referred to the notice of the Special Meeting and the Circular accompanying this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined herein have the meaning set out in the Circular. You are encouraged to carefully review the Circular in its entirety.

The Arrangement is currently expected to close in mid-July 2014 (the “Effective Date”). Pursuant to the terms of the Arrangement, among other steps, the Purchaser will acquire all of the issued and outstanding Common Shares for consideration of CAD$1.70 in cash (the “Consideration”) for each Common Share on the Effective Date.

Registered Shareholders who do not forward to the depositary, Computershare Investor Services Inc. (“Computershare” or the “Depositary”), a duly completed Letter of Transmittal, together with the certificate(s) / DRS Advice representing their Common Shares and the other relevant documents, will not receive the Consideration to which they are otherwise entitled until deposit thereof is made. Whether or not Shareholders forward their certificate(s) / DRS Advice upon the completion of the Plan of Arrangement on the Effective Date, Shareholders will cease to be holders of Common Shares as of the Effective Date and will only be entitled to receive the Consideration to which they are entitled under the Arrangement or, in the case of Registered Shareholders who properly exercise Dissent Rights, the right to receive fair value for their Common Shares in accordance with Division 2 of Part 8 of the Business Corporations Act (British Columbia), as modified by the Plan of Arrangement and the Interim Order. See the section entitled “Dissenting Registered Shareholders’ Rights” in the Circular.

The Depositary (see back page of this document for addresses and telephone numbers), your broker, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

If you are a Beneficial Shareholder holding your Common Shares through an intermediary, you should carefully follow the instructions provided to you by such intermediary or contact your intermediary for assistance.

Any certificate / DRS Advice formerly representing Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by, or interest of, any former holder of Common Shares of any kind or nature against, or in, the Company or the

Purchaser. On such date, all cash to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the relevant Depositary to the Purchaser or as directed by the Purchaser.

PLEASE READ THE CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner.

If you are a U.S. person (as defined in Instruction 7, “Form W-9 – U.S. Shareholders”), you must also complete the Substitute Form W-9 set forth at Appendix A (see Instruction 7, “Form W-9 – U.S. Shareholders”).

Please note that delivery of this Letter of Transmittal, together with your Common Share certificate(s) / DRS Advice,does not constitute a vote in favour of the Arrangement.

DIRECTION

TO:	COMPUTERSHARE INVESTOR SERVICES INC. at its offices set out on the last page of this Letter of Transmittal.

AND TO:	PNI DIGITAL MEDIA INC.

AND TO:	STAPLES CANADA ACQUISITION ULC.

In connection with the Arrangement being considered for approval at the Special Meeting, the undersigned delivers to you the enclosed certificate(s) for Common Shares. The following are the details of the enclosed certificate(s):

Certificate Number(s) / Account Number(s)	Name and Address in which Common Shares are Registered	Number of Common Shares Deposited

Total Common Shares Deposited

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

The undersigned transmits herewith the certificate(s) / DRS Advice described above for cancellation upon the Arrangement becoming effective.

REPRESENTATIONS AND WARRANTIES

The undersigned acknowledges receipt of the Circular and represents and warrants that: (i) the undersigned has good and sufficient authority to deposit, sell and transfer the Common Shares represented by the enclosed certificate(s) (the “Deposited Shares”); (ii) the Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal; (iv) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to the Effective Date, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Deposited Shares; and (v) all information inserted into this Letter of Transmittal by the undersigned is accurate. The undersigned further acknowledges that, at the Effective Time: (i) the Purchaser will acquire: (a) good title to the Deposited Shares free from all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges, claims or rights of third parties of any kind, including, without limitation, any option, agreement, right of first refusal or right of first offer or limitation on voting rights; and (b) all of the right, title and interest of the undersigned in and to the Deposited Shares and in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them as and from the Effective Date (collectively, “Distributions”); and (ii) the right of the undersigned to receive any and all Distributions shall have been assigned to the Purchaser. If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of the undersigned, then (i) in the case of any such cash Distribution that does not exceed the cash purchase price per Common Share, the consideration payable per Common Share pursuant to the Arrangement will be reduced by the amount of any such Distribution received in respect of that Common Share, and (ii) in the case of any such cash Distribution in an amount that exceeds the cash purchase price per Common Share in respect of which the Distribution is made, or in the case of any other Distribution, the undersigned shall promptly pay or deliver the whole of any such Distribution to the Depositary for the account of the Purchaser, together with appropriate documentation of transfer.

The undersigned irrevocably constitutes and appoints the Purchaser and any other person designated by the Purchaser in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased in connection with the Arrangement with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned: (a) register or record the transfer of such Deposited Shares consisting of securities on the registers of the Company; and (b) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned, in each case conditional on and contemporaneously with the completion of the Arrangement.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions other than as set out in this Letter of Transmittal and in any proxy granted for use at the Special Meeting. Other than in connection with the Special Meeting, no subsequent authority, whether as agent, attorney in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned, unless the Deposited Shares are not taken up and paid for in connection with the Arrangement.

All payments under the Arrangement will be made in Canadian dollars.

The undersigned acknowledges that they shall not be entitled to receive any Consideration with respect to the Common Shares other than the Consideration for which the undersigned is entitled in accordance with the Arrangement.

The undersigned covenants and agrees to execute all such documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to the Purchaser.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The undersigned instructs the Purchaser and the Depositary, upon the Arrangement becoming effective, to mail the cheque representing the Consideration the undersigned is entitled to pursuant to the Arrangement by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below. Should the Arrangement not proceed for any reason, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumes d’avoir requis que tout contrat attesté par l’arrangement et son acceptation par cette lettre d’envoi, de méme que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.

This letter will be governed and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

BOX A	BOX B

PAYMENT INSTRUCTIONS	SEND CHEQUE
(please print or type)	(Unless Block “D” is checked) TO:

☐ Same address as in Box “A” (check box) or to:

(Name)	(Name)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance Number of Social Security No.)	(Country and Postal (Zip) Code)

(Country of Residence)

BOX C

STATUS AS UNITED STATES HOLDER

Indicate whether you are a United States (“U.S.”) Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder:

☐ The beneficial owner of Common Shares represented by the certificate(s) listed on page 3 represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The beneficial owner of Common Shares represented by the certificate(s) listed on page 3 is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

U.S. Shareholders must provide their Taxpayer Identification number (“TIN”)

_________________________________________
A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Box “A” or Box “B” that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes (as defined in Instruction 7, below)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder then in order to avoid backup withholding you must complete and submit to the Depositary the Form W-9 included below or Form W-8, depending on whether you are a U.S. person (as defined in Instruction 7), or otherwise provide evidence that you are exempt from backup withholding (See “Instructions – Form W-9 – U.S. Shareholders” below). If you require a Form W-8, please contact the Depositary or obtain the applicable Form W-8 at www.irs.gov.

BOX D

☐	HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

BOX E	BOX F
(to be completed by all holders)
Signature guaranteed by
(if required under Instruction 3):	Dated:

Authorized Signature
Signature of Shareholder or Authorized Representative (see Instruction 4)
Name of Guarantor (please print or type)

Name of Shareholder (please print or type)

Address (please print or type)
Name of Authorized Representative (please print or type, if applicable)

INSTRUCTIONS

1. Use of Letter of Transmittal

The method used to deliver this Letter of Transmittal and any accompanying certificates / DRS Advice representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. The Purchaser recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Deposited Shares.

The Purchaser reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s) / DRS Advice, such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) / DRS Advice without any change whatsoever, and the certificate(s) / DRS Advice need not be endorsed. If such deposited certificate(s) / DRS Advice are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) / DRS Advice:

(i)	such deposited certificate(s) / DRS Advice must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) / DRS Advice and must be guaranteed as noted in Instruction 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Purchaser or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5. Lost Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements. Address such a letter to the Depositary at the address set out on the last page hereof.

6. Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates / DRS Advice for Deposited Shares, additional certificate numbers / DRS Advice account numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)

The Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)	Additional copies of the Circular and this Letter of Transmittal may be obtained from the Depositary at any of its respective offices at the addresses listed below.

7. Form W-9 – U.S. Shareholders

Circular 230 Disclosure. Any discussion of tax matters set forth in this Letter of Transmittal was written to support the promotion or marketing of the Arrangement and other matters addressed herein and is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding tax-related penalties under the Code. Each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

The summary of United States federal income tax issues contained in this Letter of Transmittal is limited to the United States federal income tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the U.S. federal income tax treatment of the matters addressed herein.

Under current U.S. federal income tax law, a U.S. Shareholder (as defined in Box C) who receives Consideration in exchange for Common Shares may be subject to backup withholding on all reportable payments received pursuant to the exchange at the rate of 28%. To prevent backup withholding, each U.S. Shareholder that is a U.S. person, as defined below, must provide the Depositary with its correct taxpayer identification number or “TIN” (an employer identification number or, for an individual, a social security number) by completing the enclosed Form W-9 in accordance with the instructions attached thereto, or otherwise establish an exemption from backup withholding. The Form W-9 requires each U.S. Shareholder that is a U.S. person to certify under penalties of perjury: (1) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (2) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the U.S. Internal Revenue Service (“IRS”) that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that it is no longer subject to backup withholding; (3) that the U.S. Shareholder is a U.S. citizen or other U.S. person; and (4) that the FATCA Code(s) entered on the form (if any) indicating that the U.S. Shareholder is exempt from FATCA reporting is correct. A U.S. person is: (1) an individual who is a U.S. citizen or U.S. resident; (2) a partnership or corporation (or entity classified as a corporation or partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (3) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income or (4) a trust if (i) such trust was in existence on August 20, 1996, and has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust. Alternatively, a U.S. Shareholder can prevent backup withholding by otherwise providing a basis for an exemption from backup withholding.

A U.S. person who does not provide the Depositary with the U.S. person’s correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional U.S. federal income tax. Rather, if the required information is furnished to the IRS in a timely manner, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the U.S. Shareholder from the IRS.

Certain exempt U.S. Shareholders are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt U.S. Shareholder must enter its name and tax classification on Form W-9, enter the appropriate “Exempt Payee Code” and sign and date the form.

A U.S. Shareholder that is not a U.S. person may qualify for exemption from backup withholding by submitting a properly completed applicable Form W-8, signed under penalties of perjury, certifying such person’s status as a non-U.S. person. The applicable Form W-8 can be obtained from the IRS electronically through its website at www.irs.gov or from the Depositary. Non-U.S. persons are urged to consult their tax advisors about their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) apply for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Form W-9 and (iii) sign and date the enclosed Form W-9. The Depositary will withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. Shareholder who writes “Applied For” in Part 1 of the Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 OR THE APPLICABLE FORM W-8 AS SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE RATE OF 28% AND MAY BE SUBJECT TO PENALTIES. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF THE FORM W-9, OR THE APPLICABLE FORM W-8.

8. Representations and Warranties

The representations and warranties made by the Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

9. Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

Appendix A

Form W-9

[see next page]

Form W-9 (Rev. August 2013) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give Form to the requester. Do not send to the IRS.

Print or type See Specific Instructions on page 2.	Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

	Check appropriate box for federal tax classification:					Exemptions (see instructions):
	☐ Individual/sole proprietor	☐ C Corporation	☐ S Corporation	☐ Partnership	☐ Trust/estate
Exempt payee code (if any)
	☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ► _________					Exemption from FATCA reporting code (if any)
☐ Other (see instructions) ►
	Address (number, street, and apt. or suite no.)				Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.		Social security number

			-	-

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.		Employer identification number

-
Part II	Certification
Under penalties of perjury, I certify that:
1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.

I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below), and
4.	The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign	Signature of
Here	U.S. person ►	Date ►

General Instructions	withholding tax on foreign partners’ share of effectively connected income, and

     4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:
•  An individual who is a U.S. citizen or U.S. resident alien,
•  A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
•  An estate (other than a foreign estate), or
•  A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.
Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. The IRS has created a page on IRS.gov for informationabout Form W-9, at www.irs.gov/w9. Information about any future developments affecting Form W-9 (such as legislation enacted after we release it) will be posted on that page.

Purpose of Form
A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, payments made to you in settlement of payment card and third party network transactions, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

     Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:
     1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),
     2. Certify that you are not subject to backup withholding, or
3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the

Cat. No. 10231X	Form W-9 (Rev. 8-2013)

Form W-9 (Rev. 8-2013)	Page 2

     In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

•  In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity,
•  In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust, and
•  In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

     If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

     1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
     2. The treaty article addressing the income.
     3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
     4. The type and amount of income that qualifies for the exemption from tax.
     5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

     Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

     If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

     You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:
    1. You do not furnish your TIN to the requester,
     2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
     3. The IRS tells the requester that you furnished an incorrect TIN,
     4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
     5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).
     Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 3 and the separate Instructions for the Requester of Form W-9 for more information.
     Also see Special rules for partnerships on page 1.

What is FATCA reporting? The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information
You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties
Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name
If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

     If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity's name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulation section 301.7701-2(c)(2)(iii). Enter the owner's name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Note. Check the appropriate box for the U.S. federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the U.S. federal tax classification in the space provided. If you are an LLC that is treated as a partnership for U.S. federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation, as appropriate. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for U.S. federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Other entities. Enter your business name as shown on required U.S. federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/disregarded entity name” line.

Exceptions
If you are exempt from backup withholding and/or FATCA reporting, enter in the Exemptions box, any code(s) that may apply to you. See Exempt payee code and Exemption from FATCA reporting code on page 3.

Form W-9 (Rev. 8-2013)	Page 3

Exempt payee code. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

     The following codes identify payees that are exempt from backup withholding:
     1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)
     2—The United States or any of its agencies or instrumentalities
     3—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
     4—A foreign government or any of its political subdivisions, agencies, or instrumentalities
     5—A corporation
     6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States
     7—A futures commission merchant registered with the Commodity Futures Trading Commission
     8—A real estate investment trust
     9—An entity registered at all times during the tax year under the Investment Company Act of 1940
     10—A common trust fund operated by a bank under section 584(a)
     11—A financial institution
     12—A middleman known in the investment community as a nominee or custodian
     13—A trust exempt from tax under section 664 or described in section 4947

     The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

     G—A real estate investment trust
     H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
     I—A common trust fund as defined in section 584(a)
     J—A bank as defined in section 581
     K—A broker
     L—A trust exempt from tax under section 664 or described in section 4947(a)(1)
     M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Part I. Taxpayer Identification Number (TIN)
Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

     If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

     If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

IF the payment is for...	THEN the payment is exempt for...

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.
Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification
To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

     1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.
     2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.
     3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.
     4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).
     5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Interest and dividend payments	All exempt payees except for 7
Broker transactions

Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4
[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.
[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

     A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
     B—The United States or any of its agencies or instrumentalities
     C—A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities
     D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
     E—A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

Form W-9 (Rev. 8-2013)	Page 4

What Name and Number To Give the Requester

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft
Identity theft occurs when someone uses your personal information such as yourname, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

   To reduce your risk:
•  Protect your SSN,
•  Ensure your employer is protecting your SSN, and
•  Be careful when choosing a tax preparer.

     If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

     If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit
Form 14039.

     For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

     Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

     Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

     The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

     If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

     Visit IRS.gov to learn more about identity theft and how to reduce your risk.

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	Give name and EIN of:
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity [4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust
[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
[2] Circle the minor’s name and furnish the minor’s SSN.
[3] You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.
*Note. Grantor also must provide a Form W-9 to trustee of trust.

Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or Courier

510 Burrard Street, 2nd Floor
Vancouver, British Columbia
V6C 3B9

or

100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

By Registered Mail

100 University Avenue, 8th Floor
Toronto, Ontario
M5J 2Y1

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Outside North America: 1-514-982-7555

E-mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone number and locations set out above. Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance concerning the Arrangement.